Trinity Mirror plc

07023120

12g3-2(b)

29 March 2007

SEC MAIL PROCESSING
RECEIVED
APR 27 2007
WASH, D.C. 203 SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Encs.

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

View Announcement

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Repl:
Trinity Mirror PLC	Annual Report and Accounts		10:33 29 Mar 07		

Full Announcement Text

Trinity Mirror plc announces that today it has delivered to the FSA copies of its Report and Accounts for the 52 weeks ended 31 December 2006, and a copy of the Notice of Annual General Meeting to be held on 10 May 2007.

END

status list

END